SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation

US Natural Gas Corp KY	USA (Florida)
US Natural Gas Corp WV	USA (Florida)
E 3 Petroleum Corp	USA (Florida)
1720 RCMG, LLC	USA (Florida)